Exhibit (a)(1)(ii)

Offer to Purchase

BBR ALO FUND, LLC
55 East 52nd Street, 18th Floor
New York, New York 10055

OFFER TO PURCHASE UP TO $50,000,000 IN OUTSTANDING
SHARES AT NET ASSET VALUE
DATED APRIL 4, 2022

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON

THURSDAY, JUNE 16, 2022, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not wish to sell any of your shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of BBR ALO Fund, LLC:

BBR ALO Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $50,000,000 of Shares pursuant to tenders by investors at a price equal to their net asset value as of June 30, 2022. (As used in this Offer, the term "Share," or "Shares," as the context requires, shall refer to the shares of limited liability company interests of the Fund representing beneficial interests in the Fund.) If the Fund elects to extend the tender period for any reason beyond June 30, 2022, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to substantial restrictions on transferability pursuant to the Fund's Amended and Restated Limited Liability Company Agreement, dated April 21, 2020 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between February 28, 2022 (the most recent date as of which net asset value is available) and June 30, 2022, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Tendering investors should also note that although the tender offer expires on June 16, 2022, they remain investors in the Fund with respect to Shares tendered and accepted for purchase by the Fund until June 30, 2022, when the net asset value of their Shares is calculated. The Fund calculates its net asset value at least monthly in accordance with the valuation procedures approved by the Board of Directors of the Fund (the "Board") as of or prior to the relevant valuation date. Any tendering investors that wish to obtain the most current net asset value of their Shares should contact BBR Partners, LLC, the Fund's investment adviser ("BBR"), at (212) 313-9870.

Investors desiring to tender their Shares of the Fund in accordance with the terms of the Offer should complete, sign and return the enclosed Letter of Transmittal in the manner set forth below.

IMPORTANT

Neither the Fund, BBR nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Shares. Investors must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to BBR:

BBR Partners, LLC
55 East 52nd Street, 18th Floor
New York, New York 10055
Phone:	(212) 313-9870
Attention:	RIC Tender Offer Administrator

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TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	6
4.	Procedure for Tenders	7
5.	Withdrawal Rights	7
6.	Purchases and Payment	7
7.	Certain Conditions of the Offer	9
8.	Certain Information About the Fund	9
9.	Certain U.S. Federal Income Tax Consequences	10
10.	Tax Basis Methodology	13
11.	Miscellaneous	13

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Summary Term Sheet

•	As we said in the Fund's offering documents, we will buy your Shares at their net asset value (that is, the value of the Fund's assets minus its liabilities divided by the number of outstanding Shares). This Offer will remain open until the end of the day on June 16, 2022, at 12:00 midnight, New York time. Net asset value will be calculated for this purpose on June 30, 2022 (the "Valuation Date").

•	You may tender some or all of your Shares.

•	Repurchases of Shares by the Fund will be made in the form of non-interest bearing, non-transferable promissory notes. The delivery of such promissory notes generally will be made promptly (within five business days) after June 16, 2022, and will be held for investors by UMB Fund Services, Inc., the Fund's administrator ("UMB"). The Fund will not impose any charges on repurchases of Shares, although it may allocate to tendering investors withdrawal or similar charges imposed by any investment fund in which it invests if BBR determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

•	If you tender all of your Shares, you will receive payment consisting of two promissory notes. The first promissory note will provide for payment to you of an amount equal to approximately 97.5% of the unaudited net asset value of your Shares determined as of the Valuation Date. Payment of the first promissory note is expected to be made within 30 calendar days after the Valuation Date. You also will receive a promissory note providing for a contingent payment equal to approximately 2.5% of the value of your Shares that will be paid to you after completion of the Fund's audit for the fiscal year ending March 31, 2023, which we expect will be completed in May 2023.

•	If you tender some of your Shares, you will receive payment consisting of a single promissory note. This promissory note will provide for payment to you of an amount equal to 100% of the unaudited net asset value of your tendered Shares determined as of the Valuation Date. Payment of this promissory note is expected to be made within 30 calendar days after the Valuation Date.

•	An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Shares of the Fund. Notwithstanding the foregoing, officers and the independent Directors of the Fund, and employees of BBR, may maintain account balances of less than $25,000, in the Fund's discretion.

•	If the Offer is oversubscribed by investors who tender Shares, the Fund may amend the Offer to increase the amount of Shares that it is offering to purchase and, if necessary, extend the repurchase offer period, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

•	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Shares by distributing securities to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that this option will be exercised by the Fund.
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•	Following this summary is a formal notice of our offer to purchase your Shares. Our offer remains open to you until the end of the day on June 16, 2022, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase.

•	If you would like us to purchase your Shares, you should complete, sign and return a Letter of Transmittal, enclosed with our offer, in the manner set forth in the enclosed Cover Letter and Letter of Transmittal, so that it is received before the end of the day on June 16, 2022, at 12:00 midnight. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Shares held by each investor) is likely to change between February 28, 2022 and June 30, 2022, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current net asset value of your Shares, you may contact BBR at (212) 313-9870.

•	Please note that just as you have the right to withdraw your Shares, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on June 16, 2022, at 12:00 midnight. Also realize that although the tender offer expires on June 16, 2022, tendering investors remain investors in the Fund with respect to Shares tendered and accepted for purchase by the Fund until June 30, 2022, when the net asset value of their Shares is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal. To assure good delivery, please send the Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

1.       Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, dated March 31, 2021, as amended and restated or supplemented from time to time (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement provide that the Directors have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders. Because there is no secondary trading market for Shares, and Shares may be transferred only by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of an investor or with the written consent of BBR, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Shares as contemplated in the Confidential Memorandum and the LLC Agreement.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares. A reduction in the assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

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Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933, as amended.

2.       Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $50,000,000 of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on June 16, 2022, at 12:00 midnight, New York time (such date and time being hereinafter called the "Initial Expiration Date"). The purchase price of a Share tendered will be its net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Share tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.

As of the close of business on February 28, 2022, the net asset value per Share was $13.07. As of the close of business on March 1, 2022, the net asset value of the Fund was $1,416,724,603. The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Investors may obtain the most current information regarding the net asset value of their Shares by contacting BBR at (212) 313-9870. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between February 28, 2022 and June 30, 2022, when the value of the Shares tendered by investors will be determined for purposes of calculating the purchase price of such Shares.

3.       Amount of Tender. Subject to the limitations set forth below, investors may tender all or some of their Shares. However, if an investor does not tender all of such investor's Shares, the investor's remaining account balance (i.e., the investor's account balance determined as of February 28, 2022, less the dollar amount of the investor's tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between February 28, 2022 and June 30, 2022, your remaining account balance as of June 30, 2022, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender. Notwithstanding the foregoing, officers and the independent Directors of the Fund, and employees of BBR, may maintain account balances of less than $25,000, in the Fund's discretion. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $50,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $50,000,000 of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion: (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) amend and, if necessary, extend the Offer to increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extension, if any; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the February 28, 2022 net asset value of the Fund: Michael W. Anson, a Director of the Fund and the Fund's Chief Compliance Officer, Theodore D. Seides, a Director of the Fund, Steven M. Kass, a Director of the Fund, and Barry M. Klayman, the Fund's Principal Executive Officer, beneficially own Shares with net asset values of $71,033, $35,857, $27,515, and $88,309, respectively, and do not intend to tender in the Offer.

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4.       Procedure for Tenders. Investors wishing to tender Shares pursuant to the Offer should complete, sign and return a Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. The completed and executed Letter of Transmittal must be received no later than the Expiration Date. The Fund recommends that all documents be submitted via the electronic signature software approved by the Fund (i.e., DocuSign, or such other software as the Fund may specifically approve from time to time), by certified mail, return receipt requested, or by overnight delivery. The Fund strongly recommends that all documents be submitted electronically.

If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of their Letter of Transmittal in the manner set forth therein. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering Shares. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor BBR nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.       Withdrawal Rights. Any investor tendering Shares pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received via the electronic signature software approved by the Fund (i.e., DocuSign, or such other software as the Fund may specifically approve from time to time), by certified mail, return receipt requested, or by overnight delivery. A form of notice of withdrawal is enclosed herewith. The Fund strongly recommends that all documents be submitted electronically. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming the receipt of any notice of withdrawal. If you fail to confirm receipt of a notice of withdrawal, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.       Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares. As stated in Section 2 above, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

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Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance, if applicable, as described in Section 3 above). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes"). The Notes will be held for investors by UMB, will not be transferable, will not bear interest and generally will be payable in cash in the manner set forth below. The delivery of such Notes will generally be made promptly (within five business days) after the Expiration Date. The Fund will not impose any charges on repurchases of Shares, although it may allocate to tendering investors withdrawal or similar charges imposed by any investment fund in which it invests if BBR determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

Investors Tendering All of Their Shares. An investor that tenders all of its Shares will receive two promissory notes. The first promissory note will be in an amount equal to approximately 97.5% of the unaudited net asset value of the investor's Shares determined as of the Valuation Date (the "Initial Payment Note"). The Fund expects that full payment of the Initial Payment Note will be made before the 30th day following the Valuation Date; however, certain unforeseen delays could extend the payment period on the Initial Payment Note.

Each investor that tenders all of its Shares also will receive a promissory note that will be in an amount equal to the excess, if any, of (a) the net asset value of the investor's Shares as of the Valuation Date, as may be adjusted based on the audited financial statements of the Fund for the fiscal year ending March 31, 2023, over (b) the amount of the Initial Payment Note (the "Contingent Payment Note"). An investor's Contingent Payment Note will be payable in cash as soon as practicable after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2023. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2023 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Contingent Payment Note will be deposited by the Fund in a segregated custodial account, equal to approximately 2.5% of the unaudited net asset value of the Shares tendered by the investor and accepted by the Fund.

Investors Tendering Some of Their Shares. An investor that tenders for repurchase only some of the investor's Shares will receive a promissory note that will entitle the investor to a payment in cash in an amount equal to 100% of the unaudited net asset value of the investor's tendered Shares determined as of the Valuation Date (the "Partial Tender Note"). The Fund expects that full payment of the Partial Tender Note will be made before the 30th day following the Valuation Date; however, certain unforeseen delays could extend the payment period on the Partial Tender Note.

The Fund will deposit the amounts payable under the Notes in separate accounts with UMB. The cash payments described above (the "Cash Payments") will be made by wire transfer to the tendering investor's account—that is, the same account from which investments and any other payments required as a condition to the investor's investment in the Fund are made by the investor to the Fund.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain securities, possible borrowings and the proceeds of sales of new Shares. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, during periods of financial market stress or because the Fund has been precluded from borrowing under a credit facility, if any.

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Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Shares by distributing securities to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors.

7.       Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.       Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 55 East 52nd Street, 18th Floor, New York, New York 10055 and the telephone number is (212) 313-9870. Shares are not traded on any established trading market and are subject to substantial restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are: Michael W. Anson, Aaron F. Hood, Steven M. Kass and Theodore D. Seides. Their address is c/o BBR Partners, LLC, 55 East 52nd Street, 18th Floor, New York, New York 10055. Mr. Anson is an "interested person" (as defined in the 1940 Act) of the Fund because he is affiliated with BBR and serves as the Fund's Chief Compliance Officer.

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The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser, Directors of the Fund or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the Fund's advisory arrangements; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Other than the issuance and repurchase of Shares by the Fund in the ordinary course of its operations, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, BBR, the Directors or any person controlling the Fund or controlling BBR.

9.       Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the certain material U.S. federal income tax consequences relevant to the participation in the Offer by investors. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all of which are subject to change or differing interpretations, possibly retroactively, so as to result in U.S. federal tax consequences different from those discussed below. The Fund has not sought, and will not seek, any ruling from the U.S. Internal Revenue Service (the "IRS") regarding any matter discussed herein; accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of those set forth below. Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. Each investor should consult its own tax advisors about the tax consequences to it of a purchase of its Shares by the Fund pursuant to the Offer given such investor's individual circumstances, including the applicability and effect of state, local and foreign taxation by jurisdictions of which the investor is a citizen, resident or domiciliary.

As used herein: (i) a "U.S. investor" means a beneficial owner of Shares that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia, (c) a trust if a court is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes or (d) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; and (ii) a "non-U.S. investor" is a beneficial owner of Shares that is not a U.S. investor or an entity that is treated as a partnership for U.S. federal income tax purposes. The tax treatment of a person that is a partner of an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships holding Shares and partners in such partnerships should consult their tax advisors.

 Tax Treatment to U.S. Investors of Tendering Shares. This section applies to U.S. investors. If you are not a U.S. investor, this section does not apply to you.

The repurchase of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

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If the repurchase of an investor's Shares qualifies for sale or exchange treatment, the investor will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer (including any post-audit contingent payment) and the adjusted tax basis of the Shares repurchased. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by the investor as capital assets and generally will be treated as a long-term capital gain or loss if the investor held the repurchased Shares for more than one year, or as a short-term capital gain or loss if the investor held the repurchased Shares for one year or less. However, if an investor tenders Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and the repurchased Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of an investor's Shares does not qualify for sale or exchange treatment, the investor may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the investor's tax basis in the relevant Shares. If the tendering investor's tax basis in the Shares tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Shares (including any post-audit contingent payment), the excess amount of basis from the tendered Shares will be reallocated pro rata among the bases of such investor's remaining Shares.

Certain U.S. investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their "net investment income," which may include all or a portion of any gains recognized in connection with a sale of Shares pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in "passive foreign investment companies" as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering U.S. investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Shares or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the IRS that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is timely provided to the IRS.

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 Tax Treatment to Non-U.S. Investors of Tendering Shares. This section applies to non-U.S. investors. If you are not a non-U.S. investor, this section does not apply to you.

The U.S. federal income tax consequences of the repurchase of Shares pursuant to the Offer by a non-U.S. investor will depend on whether the transaction is characterized as the sale or exchange of the non-U.S. investor's Shares or as a dividend in respect of its Shares; this determination will be made in the same way as described above for U.S. investors.

If the proceeds are treated as a dividend under the rules described above, unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable tax treaty, an investor who is a nonresident alien or a foreign entity may be subject to a 30% U.S. withholding tax on the gross proceeds received by such investor. If the sale of Shares pursuant to this Offer is treated as a sale, rather than as a dividend, any gain realized by a non-U.S. investor will not be subject to U.S. federal income tax, provided that the sale is not effectively connected with a trade or business carried on in the U.S. by such non-U.S. investor. As further discussed in the Fund's offering documents, if sale or exchange treatment applies to the repurchase, any gain that a non-U.S. investor realizes upon the repurchase of Shares will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of an investor that is a nonresident alien individual, the gain is U.S. source income and such investor is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Shares is or is considered to be effectively connected with a U.S. trade or business of the non-U.S. investor.

Further, if the proceeds received by an investor are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance ("FATCA") provisions of the Hiring Incentives to Restore Employment ("HIRE") Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, "withholdable payments"), which are made to a "foreign financial institution" (which term may include certain foreign investors) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, "United States accounts") and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. investors that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

 Other Tax Considerations. Pursuant to provisions of the Code and Treasury regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction." A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

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10.       Tax Basis Methodology. The Fund generally will be required to report to the IRS and furnish to investors the cost basis and holding period for each respective investor's Shares repurchased by the Fund. The Fund has elected the "high cost-first out" cost method as the default cost basis method for purposes of this requirement. If you wish to accept the "high cost-first out" cost method as your default cost basis calculation method in respect of Shares in your account, you do not need to take any additional action. If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Shares, you must contact BBR at the address or phone number set forth on page 2 to obtain and complete a cost basis election form.

The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Investors should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.       Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting BBR at the address or phone number set forth on page 2 or from the SEC's website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

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